NEWS RELEASE 08-26	NOV. 5, 2008

FRONTEER HITS MORE GOLD ‘OFF-TREND’ IN NEVADA’S EASTERN GREAT BASIN

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that initial drilling at its Kilgore Basin (“KB”) project in Nevada has intersected encouraging oxide gold mineralization, expanding the prospectivity of the Company’s emerging 400,000-acre Eastern Great Basin (“EGB”) portfolio.

Fronteer’s EGB portfolio covers a vast and near contiguous region in northeastern Nevada and Utah. Previous to Fronteer’s acquisition, the EGB land package received little exploration attention owing to its distance from Nevada’s established gold trends and its largely privately-held ownership status. In addition to KB, Fronteer’s EGB portfolio includes Long Canyon (see Oct. 27, 2008 press release, “Fronteer hits more wide intervals of high-grade gold at Long Canyon”), Tug, Gollaher Mountain and Loomis Mountain gold projects.

For a regional map of EGB projects, please click: http://www.fronteergroup.com/sites/fronteer_admin/EasternGreatBasinProjectMap0826.pdf

KB has not been explored for more than 20 years. Historical work includes approximately 40 holes outlining a zone of gold mineralization, the limits of which are still unknown. New results from three reverse circulation holes both confirm historical mineralization and indicate gold within the EGB occurs in a variety of geological settings beyond areas previously tested by drilling.

Highlights from Fronteer’s Phase I program include:

  0.70 grams per tonne gold (0.020 ounce per ton) over 16.7 metres (55 feet) in confirmation hole FKB004.

  0.70 g/t (0.021 oz/t) over 3.1 metres (10 feet) in FKB005, drilled 4.5 kilometres (2.8 miles) south of the historical KB target, intersecting a strong zone of silicification and brecciation.

  0.5g/t (0.015 oz/t) over 13.7 metres (45 feet) in confirmation hole FKB003.

Assays are pending from two diamond-drill core holes further testing historical drilling. Silver and base metal values are pending for FKB005.

Fronteer has completed RC drilling, core drilling, geological mapping, surface rock-chip sampling, grid soil samples and acquired additional property within the project area in 2008.

Cyanide assays from identical pulps from FKB003, corresponding to fire assays which reported greater than 0.30 g/t, resulted in an indicated average cyanidation recovery of 92%. This is calculated by dividing the CN assay by the fire assay for the identical sample x 100.

DRILL HIGHLIGHTS

Hole ID	From	To	Intercept Length	Au	Au	From	To	Intercept Length	Au
	(feet)	(feet)	(feet)	(ppb)	(oz/ton)	(metres)	(metres)	(metres)	(gpt)

FKB003	95	110	15	406	0.012	29.0	33.5	4.5	0.41

	135	145	10	325	0.009	41.2	44.2	3.0	0.32
	245	250	5	480	0.014	74.7	76.2	1.5	0.48
	305	350	45	497	0.015	93.0	106.7	13.7	0.50
FKB004	235	260	25	655	0.019	71.6	79.3	7.7	0.66
	280	335	55	697	0.020	85.4	102.1	16.7	0.70
FKB005	315	325	10	705	0.021	96.0	99.1	3.1	0.70
	375	380	5	590	0.017	114.3	115.8	1.5	0.59

*Note: The true width of the mineralized zones is estimated to be approximately 60% of those stated for FKB003 and 75% for FKB004. These two drill holes were drilled on adjacent sections 50 metres apart along strike. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections reported in FKB08-05 are as drilled; since this is the first hole in this target, geometries are still being interpreted. FKB001 and FKB002 had no reportable assays.

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these KB drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 ft. (1.52m) intervals. All drill samples were assayed by American Assay Laboratories (ISO9002:2002) in Sparks, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY

Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$84 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo, President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.